
03000198

This Form CB contains **9** pages, including all exhibits.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)   □

Securities Act Rule 802 (Exchange Offer)   ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)   □

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)   □

Exchange Act Rule 14e-2(d) (Subject Company Response)   □

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Telecom Italia S.p.A
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Italy
(Jurisdiction of Subject Company's Incorporation or Organization)

Olivetti S.p.A.
(Name of Person(s) Furnishing Form)

**Ordinary Shares
and
American Depositary Receipts**
(Title of Class of Subject Securities)

Ordinary Shares ISIN IT 0001127429
ADR CUSIP 87927W106
(CUSIP Number of Class of Securities (if applicable))

**Riccardo Pettazzi
Department of Corporate Affairs
Telecom Italia S.p.A.
Corso d'Italia 41
00198 Rome (Italy)
+39006-3688-3201**

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:
**Loris Bisone
General Counsel
Olivetti S.p.A.
Via Jervis, 77
10015 Ivrea (Turin)
Italy
Jeffrey M. Oakes
Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG
Not Applicable**
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) Statement dated June 19, 2003, released by Olivetti pursuant to Article 41 of CONSOB Regulation no. 11971/1999 relating to the agreement with Borsa Italian S.p.A. on the offer period for the tender offer and to the authorization by CONSOB to the publication of the offer document.

(b) Not applicable

Item 2. Informational Legends

The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia ordinary shares will be converted into Olivetti ordinary shares is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Olivetti and Telecom Italia are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that Olivetti may purchase securities of Telecom Italia otherwise than under the merger offer, such as in open market or privately negotiated purchases.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent on Form F-X has been filed by Olivetti S.p.A. with the Commission on March 13, 2003.

(2) Not applicable.

Exhibit Index

Exhibit Number	Description
1.0*	English press release relating to the business combination dated March 12, 2003.
1.1**	English press release relating to the approval by the Olivetti and Telecom Italia Board of Directors of the merger plan dated April 15, 2003.
1.2***	Plan for the merger of Telecom Italia S.p.A. into Olivetti S.p.A., dated April 15, 2003.
1.3***	Report to the Board of Directors of Olivetti S.p.A. on the plan for the merger of Telecom Italia S.p.A. into Olivetti S.p.A. dated April 15, 2003.
1.4***	Report by the Board of Directors of Telecom Italia S.p.A. on the plan for the merger of Telecom Italia S.p.A. into Olivetti S.p.A. dated April 15, 2003.
1.5***	Preliminary version of Olivetti S.p.A.'s Annual Report for the fiscal year ended December 31, 2002.
1.6***	Preliminary version of Telecom Italia S.p.A.'s Annual Report for the fiscal year ended December 31, 2002.
1.7***	Auditors' report by Reconta Ernst & Young S.p.A. relating to the exchange ratio of shares pursuant to Article 2501-quinquies of the Italian Civil Code.
1.8***	Auditors' report by Deloitte & Touche Italia S.p.A. relating to the exchange ratio of shares pursuant to Article 2501-quinquies of the Italian Civil Code.
1.9***	Olivetti S.p.A. Annual Report for the fiscal year ended December 31, 2001.
2.0***	Olivetti S.p.A. Annual Report for the fiscal year ended December 31, 2000.
2.1***	Olivetti S.p.A. Annual Report for the fiscal year ended December 31, 1999.
2.2***	Telecom Italia S.p.A. Annual Report for the fiscal year ended December 31, 2001.
2.3***	Telecom Italia S.p.A. Annual Report for the fiscal year ended December 31, 2000.
2.4***	Telecom Italia S.p.A. Annual Report for the fiscal year ended December 31, 1999.
2.5****	English translation of the Information Document (and related annexes) deposited on May 14, 2003 with the Italian Stock Exchange and the Italian Securities and Exchange Commission pursuant to Article 70, paragraph 4 of CONSOB Regulation No. 11791 of May 14, 1999, as amended.
Annexes to Exhibit 2.5	I. Report of the directors of Olivetti S.p.A. pursuant to Article 2501-*quater* of the Italian Civil Code.****
	II. Report of the directors of Telecom Italia S.p.A. pursuant to Article 2501-quater of the Italian Civil Code. ****
	III. Merger plan referred to in Article 2501-*bis* of the Italian Civil Code with attached a copy

of the bylaws of the Company Resulting from the Merger. ****

IV.   Balance Sheet of Olivetti S.p.A. at December 31, 2002 pursuant to Article 2501-*ter* of the Italian Civil Code. ****

V.   Balance sheet of Telecom Italia S.p.A. at December 31, 2002 pursuant to Article 2501-*ter* of the Italian Civil Code. ****

VI.   Report of the auditing firm Deloitte & Touche Italia S.p.A. pursuant to Article 2501-*quinquies* of the Italian Civil Code. ****

VII.   Report of the auditing firm Reconta Ernst & Young S.p.A. pursuant to Article 2501-*quinquies* of the Italian Civil Code. ****

VIII.   JP Morgan Chase Bank Fairness Opinion, used by the directors of Olivetti S.p.A. for the purpose of establishing the exchange ratio. ****

IX.   Summary description of the analyses carried out by JP Morgan Chase Bank, as Olivetti's financial advisor, with reference to its Fairness Opinion. ****

X.   JP Morgan Chase Bank Confirmation Letter. ****

XI.   Lazard Fairness Opinion, used by the directors of Telecom Italia S.p.A. for the purpose of determining the exchange ratio. ****

XII.   Summary description of the analyses carried out by Lazard, as Telecom Italia's financial advisor, with reference to its Fairness Opinion. ****

XIII.   Lazard Confirmation Letter. ****

XIV.   Goldman Sachs Fairness Opinion, used by the directors of Telecom Italia S.p.A. for the purpose of establishing the exchange ratio. ****

XV.   Summary description of the analyses carried out by Goldman Sachs, as Telecom Italia's financial advisor, with reference to its Fairness Opinion. ****

XVI.   Conclusions reached by Professor Angelo Provasoli with regard to the valuation methodologies applied by JP Morgan in connection with its fairness opinion on the exchange ratio. ****

XVII.   Extracts from the shareholders' agreements published pursuant to article 122 of the Consolidated Law. ****

XVIII.   Report of the auditing firm Reconta Ernst & Young S.p.A. on its examination of the pro forma balance sheet and income statement amounts for Olivetti S.p.A. ****

XIX.   Quarterly report of Olivetti S.p.A. as of March 31, 2003. ****

XX.   Quarterly report of Telecom Italia S.p.A. as of March 31, 2003. ****

2.6   English translation of the Information Document (as previously furnished to the Securities and Exchange Commission as exhibit 2.5 to Form CB dated May 15, 2003) amended to reflect corrections at pages 6, 24, 43 and 73.*****

2.7   Balance sheet of Telecom Italia S.p.A. at December 31, 2002 (as previously furnished to the Securities and Exchange Commission as Annex V to exhibit 2.5 to Form CB dated May 15, 2003) amended to insert an inadvertently omitted table at page 214.*****

2.8   Olivetti's press release dated May 26, 2003 relating to the approval by the Olivetti's Extraordinary Shareholders' meeting of the plan of merger of Telecom Italia with and into Olivetti and the approval by the Olivetti's Ordinary Shareholders' Meeting of the financial statements for the year ended December 31, 2002. ******

2.9   Olivetti's press release dated May 26, 2003 relating to the determination of the offer price for the proposed cash tender offer for a portion of the Telecom Italia ordinary shares. ******

3.0   Olivetti press release relating to the deposit with CONSOB, the Italian Securities and Exchange Commission, of a communication to the market (in compliance with article 37, paragraph 2 of CONSOB Regulation no. 11971/1999) in relation to the intention to launch a voluntary partial tender offer for ordinary shares and American Depositary Shares representing underlying ordinary shares of Telecom Italia. *******

3.1   Olivetti's press release dated June 12, 2003 relating to the withdrawal rights exercised by Olivetti's shareholders. ********

3.2   Olivetti's press release dated June 16, 2003 relating to the withdrawal rights exercised by Olivetti's shareholders. *********

3.3   Statement dated June 19, 2003, released by Olivetti pursuant to Article 41 of CONSOB Regulation no. 11971/1999 relating to the agreement with Borsa Italian S.p.A. on the offer period for the tender offer and to the authorization by CONSOB to the publication of the offer document.

---

*   Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated March 13, 2003

**   Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated April 16, 2003

***   Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated April 24, 2003

****   Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated May 15, 2003

*****   Previously furnished to the Securities and Exchange Commission as an exhibit to form CB/A dated May 21, 2003

****** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated May 27, 2003

******* Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated June 5, 2003.

******** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated June 13, 2003.

********* Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated June 16, 2003.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Olivetti S.p.A.

By: _____

Name: Loris Bisone

Title: General Counsel

Date: June 20 2003

EXHIBIT 3.3

NOTIZIE PER LA STAMPA
NEWS FOR THE PRESS

OLIVETTI PARTIAL VOLUNTARY PUBLIC TENDER OFFER FOR TELECOM ITALIA TO BEGIN ON 23 JUNE

- offer period agreed with Borsa Italiana will close on 18 July
- CONSOB authorises publication of offer document

Statement released pursuant to article 41 of CONSOB regulation no. 11971/1999

Ivrea, 19 June 2003

Olivetti said that on 18 June 2003 it had received authorisation from CONSOB, the Italian Stock Exchange Commission, to publish the Offer Document concerning the voluntary Public Tender Offer (the "Offer") that the company intends to launch, as previously announced, for a portion of Telecom Italia shares, specifically 908,873,776 ordinary shares (also represented by American Depositary Shares) and 354,560,274 savings shares, at a consideration of Euro 8.010 per ordinary share and Euro 4.820 per savings share, for a total maximum amount of Euro 8,989,059,475.

The Offer **take-up period** has been agreed with Borsa Italiana as required by law, and will run **from 08.30 (Italian time) on 23 June 2003 to 17.40 (Italian time) on 18 July 2003** inclusive, subject to extension.



Ufficio Stampa e Comunicazione – Press Office and Communications
10015 Ivrea (To) - Via Jervis, 77 - Tel. +39-125-522639 - Fax +39-125-526220

8

The Offer is related to the merger by incorporation of Telecom Italia with and into Olivetti, which was approved by the extraordinary shareholders' meetings of the two companies held on 24 and 26 May 2003 respectively.